October 4, 2024

VIA ELECTRONIC TRANSMISSION

John F. Kernan
Staff Accountant
Division of Investment Management
Disclosure Review and Accounting
U.S. Securities and Exchange Commission

Re:	Response to Staff Comments Regarding USQ Core Real Estate Fund March 31, 2024 Annual Report and Form N-CSR (File No. 811-23219)

Dear Mr. Kernan:

This correspondence is submitted in response to the Staff's comments received on September 30, 2024, related to the March 31, 2024, annual report ("Annual Report") for the USQ Core Real Estate Fund (the "Registrant" or "Fund") and other elements of Form N-CSR.  We have included a summary of the comments and the Registrant's responses thereto, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  The Registrant acknowledges that it is obligated to provide responses via an EDGAR Correspondence filing within 30 days; and that the Registrant and its management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review, comment, action, or absence of action by the SEC Staff.

Comment 1

The Staff notes that the titles of the signatories to the certifications that were included in Form N-CSR did not include Principal Executive Officer and Principal Financial Officer.  Please confirm, in correspondence, that the signatories hold those positions and titles.  Also, please provide an undertaking to include the Principal Executive Officer and Principal Financial Officer titles in future filings.

Response

The Registrant confirms that the signatories hold such positions and titles.  The Registrant confirms that Thomas Miller, in addition to serving as President of the Registrant, is also Principal Executive Officer; and that G. Keith Downing, in addition to serving as Treasurer of the Registrant, is also Principal Financial Officer.  The Registrant undertakes to assure these titles are included with the certifications in future Form N-CSR filings.

Comment 2

The Staff notes that there was an arithmetic error in the fee table of the Class I shares of the Registrant that was included in Form N-2, filing type 486BPOS, which was filed on July 28, 2023.  Specifically, the total “Other Expenses” line item of 0.51% did not match the sub-total constituent parts which tally to 0.46%.  Going forward, please incorporate internal controls to detect and correct such inconsistencies in future filings.

Response

The Registrant acknowledges that, in spite of the robust design of its internal controls, the misstatement of the sub-total was caused by human error.  The Registrant has reviewed internal controls and believes they are now sufficient to detect and correct such inconsistencies in future filings.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Sincerely,

Parker Bridgeport
Senior Counsel
Thompson Hine LLP